Exhibit 2

2020 FIRST QUARTER RESULTS Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS Consolidated net sales during the first quarter of 2020 declined by 17% volumes, increased distribution costs and the appreciation of the U.S. in U.S.-dollar terms, or by 11% in local-currency terms, compared to dollar. These impacts were partially offset by a positive price effect, as those of the first quarter of 2019. well as lower operational costs and SG&A savings. Cost of sales as a percentage of net sales during the first quarter Operating EBITDA margin during the first quarter of 2020 increased by decreased by 0.5pp from 59.9% to 59.4%, on a year-over-year basis. 0.2pp to 21.4%, on a year-over-year basis. Operating expenses as a percentage of net sales during the quarter Controlling interest net during the first quarter was a US$30 million loss, increased by 1.3pp to 28.3%, from 27.0% during the same period of compared with an income of US$16 million during the same quarter of 2019. 2019. Operating EBITDA during the first quarter of 2020 declined in U.S.-dollar Total debt declined by 8% during the quarter on a year-over-year basis, and local-currency terms by 16% and 12%, respectively, compared to reaching US$766 million. that of the first quarter of 2019. The decline was mainly due to lower 2020 First Quarter Results Page 2

OPERATING RESULTS Colombia In Colombia, during the first quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 15%, 24%, and 23%, respectively, compared with those of the first quarter of 2019. Construction activity in Colombia was strong before the impact of COVID-19. Industry volumes improved by around 7% year-to-date February, with an estimated 30% decline during March. The Government of Colombia announced an initial period of quarantine from March 25th to April 13th, period in which we suspended operations. Our cement prices during the quarter increased by 2% sequentially and by 9% year-over-year, in Colombian-pesos terms. Panama In Panama during the first quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 30%, 39%, and 35%, respectively, compared to those of the first quarter of 2019. Our ready-mix volumes, on a proforma basis adjusting for the plants sold during 2019, declined by 7% during the quarter on a year-over-year basis. In Panama, the COVID-19 crisis intensified an already weakened demand environment. We estimate that industry volumes declined by around 30% during the quarter. The Government of Panama announced an initial period of quarantine from March 25th to April 25th, period in which we suspended operations. Cement demand continued to be affected by high levels of inventory in apartments and offices, as well as by the deceleration of the economy. 2020 First Quarter Results Page 3

OPERATING RESULTS Costa Rica In Costa Rica, during the first quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 4%, 11%, and 73%, respectively, compared to those of the first quarter of 2019. Please note that in our aggregates business, we had a business model change. Construction activity was showing signs of recovery before the COVID-19 containment measures taken by mid-March. For instance, construction permits improved year-to-date February by 7%. The Government of Costa Rica took decisive actions to limit the spread of COVID-19, while avoiding a complete shutdown of the economy. During the quarter, our volumes were supported by a reactivation in the residential sector and infrastructure projects. Rest of CLH In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala and El Salvador, our quarterly domestic gray cement volumes increased by 5%, while our ready-mix and aggregates volumes decreased by 15% and 12%, respectively, compared to those of the first quarter of 2019. In Nicaragua, our cement volumes improved by 2% during the quarter. This is the first year-over-year increase since the fourth quarter of 2017. Our volume performance was better than expected driven by a mild reactivation of the self-construction sector, as well as by government-sponsored projects such as a hospital, highways, and a social-housing complex. In Guatemala, our cement volumes improved by 7% percent during the quarter, showing a double-digit increase year-to-date February, and a low-single-digit decline during March. During the quarter, our cement volumes were supported by the self-construction sector, as well as by industrial-and-commercial projects in Guatemala City and other main cities. 2020 First Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION Operating EBITDA and free cash flow Information on Debt 2020 First Quarter Results Page 5

OPERATING RESULTS Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in thousands of U.S. Dollars, except per share amounts 2020 First Quarter Results Page 6

OPERATING RESULTS Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in millions of Colombian Pesos in nominal terms, except per share amounts as of March 31 BALANCE SHEET 2020 2019 % var Total Assets 11,450,629 9,724,815 18% Cash and Temporary Investments 130,687 120,802 8% Trade Accounts Receivables 279,952 273,727 2% Other Receivables 342,389 153,301 123% Inventories 300,334 267,829 12% Other Current Assets 78,417 114,444 (31%) Current Assets 1,131,780 930,103 22% Fixed Assets 4,049,166 3,757,138 8% Other Assets 6,269,683 5,037,574 24% Total Liabilities 5,586,008 4,821,386 16% Current Liabilities 936,743 909,426 3% Long-Term Liabilities 4,387,740 3,855,012 14% Other Liabilities 261,525 56,948 359% Consolidated Stockholders’ Equity 5,864,621 4,903,429 20% Non-controlling Interest 19,547 16,724 17% Stockholders’ Equity Attributable to Controlling Interest 5,845,074 4,886,705 20% 2020 First Quarter Results Page 7

OPERATING RESULTS Operating Summary per Country in thousands of U.S. dollars Operating EBITDA margin as a percentage of net sales 2020 First Quarter Results Page 8

OPERATING RESULTS Volume Summary Consolidated volume summary Cement and aggregates in thousands of metric tons Ready mix in thousands of cubic meters Per-country volume summary 2020 First Quarter Results Page 9

OPERATING RESULTS Price Summary Variation in U.S. dollars Variation in local currency 2020 First Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES IFRS 16, Leases (“IFRS 16”) Beginning January 1, 2019, IFRS 16 introduced a single lessee accounting model which requires a lessee to recognize, for all leases, assets for the right-of-use the underlying asset against a corresponding financial liability representing the net present value of estimated lease payments under the contract, allowing exemptions in case of leases with a term of up to 12 months or when the underlying asset is of low value, with a single income statement model in which the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Latam adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows: (Millions of dollars) January 1st, 2018 Assets for the Right-of-use $ 15.7 Deferred tax assets $ 2.8 Lease financial liabilities $ (23.0) Deferred tax liabilities $ (0.7) Retained earnings1 $ (5.2) 1 The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts. As of March 31, 2020, and 2019, assets for the right-of-use amounted to $15.6 million and $17.4 million, respectively. In addition, as of March 31, 2020 and 2019, financial liabilities related to lease contracts amounted to $22.6 million and $24.3 million, respectively, included within “Debt and other financial liabilities”. 2020 First Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES Methodology for translation and presentation of results Consolidated financial information When reference is made to consolidated financial information means Under IFRS, CLH reports its consolidated results in its functional the financial information of CLH together with its consolidated currency, which is the US Dollar, by translating the financial statements subsidiaries. of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange Presentation of financial and operating information rates at the end of each month for the income statement. Individual information is provided for Colombia, Panama and Costa Rica. Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador. For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below. Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.” Exchange rates 2020 First Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2020 First Quarter Results Page 13